Filed Pursuant to Rule 424(b)(3)
File No. 333-170101
PROSPECTUS
GOLD RESOURCE CORPORATION
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3,475,000 Shares
of Common Stock
Offered by
Selling Shareholders

Certain of our shareholders identified in the section of this prospectus titled “SELLING SHAREHOLDERS”, their transferees, pledgees, donees or successors in interest, may offer and sell from time to time up to 3,475,000 shares of our common stock owned by these shareholders.  The shares were acquired by the Selling Shareholders in a private placement completed on September 23, 2010 and we agreed to file a registration statement of which this prospectus is a part to register the shares for resale.  The shares may be offered on the NYSE Amex, in market transactions, in negotiated transactions or otherwise at prices prevailing in the market or at privately negotiated prices.  We will not receive the proceeds from the sale of the shares.  The selling shareholders may sell these shares to or through one or more underwriters, broker-dealers or agents, or directly to purchasers on a continuous or delayed basis.  The names of any underwriters or agents will be included in a post-effective amendment to the registration statement of which this prospectus is a part or a supplement to this prospectus, as required.  See “PLAN OF DISTRIBUTION” on page 14 for additional information.

Our common stock currently trades on the NYSE Amex LLC, which we refer to as the NYSE Amex, under the symbol “GORO.”  On May 3, 2011, the closing price of our common stock was $27.97 per share.
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Investing in our common stock involves risks that are described in the “RISK FACTORS” section beginning on page 3 of this prospectus.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May 4, 2011

Additional Information

This prospectus contains or incorporates by reference descriptions of certain contracts, agreements or other documents affecting our business.  These descriptions are not necessarily complete.  For the complete text of these documents, you can refer to the exhibits filed with, or incorporated by reference into, the registration statement of which this prospectus is a part.  (See “WHERE YOU CAN FIND MORE INFORMATION”).

You should rely only on the information contained in this prospectus, or to which we have referred you.  We have not authorized anyone to provide you with information other than as contained or referred to in this prospectus.  This document may only be used where it is legal to sell these securities.  The information in this document may only be accurate as of the date of this document.

Special Note Regarding Forward-Looking Statements

Please see the note under “RISK FACTORS” for a description of special factors potentially affecting forward-looking statements included in this prospectus.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this prospectus. It does not contain all of the information you should consider before investing in our stock.  You should read the entire prospectus carefully, including our financial statements incorporated by reference from our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as the section herein entitled “RISK FACTORS” for information about important risks that you should consider before investing in our common stock.

As used in this prospectus, unless the context requires otherwise, the terms “Gold Resource,” “we,” “our” or “us” refer to Gold Resource Corporation and where the context requires, our consolidated subsidiaries.

Our Company

We are a precious metal production and exploration company focusing on gold and silver, organized in Colorado on August 24, 1998.  We currently have an interest in five properties located in the southern state of Oaxaca, Mexico, one of which is currently in production.  Our five properties are called the El Aguila property, the Las Margaritas property, the El Rey property, the Solaga property and the Alta Gracia property.  Our exploration and development activities to date have primarily focused on the El Aguila property.  We commenced commercial production of the mineralized material from the El Aguila property in July 2010.  To date, we have conducted limited drilling of our El Rey property and Alta Gracia property but have yet to commence drilling of the Las Margaritas property or the Solaga property.

In 2007, in response to what we perceived to be promising drilling results at the El Aguila property, we implemented plans to develop this property for production, which we now refer to as the “El Aguila Project.”  In 2010, we completed construction of a mill facility at El Aguila designed to process up to 850 tonnes of ore per day through a flotation circuit and 150 tonnes of ore per day through an agitated leach circuit, depending on the type of ore.  We began producing concentrate in February 2010.  In July 2010, we declared commercial production, when the mill was consistently reaching 80% recovery on at least 640 tonnes per day of mineralized material through the flotation circuit.

Our initial mineral production was provided from the El Aguila near-surface open pit mine.  In an effort to assure a source of ore for continuous production, we undertook development of an underground mine at the nearby La Arista vein, approximately 2 kilometers from our mill at El Aguila, in early 2010.  Since we began mining the underground mine, we have been stockpiling ore for processing.  In March 2011, we began transitioning our mill facilities from processing the open pit ore to the underground ore.  We anticipate producing three separate concentrates from the underground ore.

We are considered an exploration stage company for accounting purposes, since we have no proven or probable reserves under definitions recognized by the Securities and Exchange Commission, which we refer to as the SEC.  In order to report proven or probable reserves, we believe it would be necessary for us to conduct additional drilling and exploration to further define our mineralization, as well as perform a feasibility study evaluating the economic and legal feasibility of producing mineralization at one or more of our projects.  While we have not completed the steps necessary to define proven or probable reserves, we may undertake those efforts in the future.

Our principal executive offices are located at 2886 Carriage Manor Point, Colorado Springs, Colorado 80906, and our telephone number is (303) 320-7708.  We maintain a website at www.goldresourcecorp.com and through a link on our website you can view the periodic filings that we make with the SEC.  Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not a part of this prospectus.

Recent Events

Financing.  On September 23, 2010, we completed a private placement pursuant to which we sold 3,475,000 shares of common stock for $16.00 per share (or gross proceeds of $55.6 million) to the investors listed in the “SELLING SHAREHOLDERS” section below.  We have and intend to continue to use the proceeds from the financing to accelerate the development of the La Arista underground mine and our exploration program at our Oaxaca properties.  We may also use a portion of the proceeds to identify and acquire additional properties in an effort to diversify our property portfolio.  Jefferies & Company, Inc. acted as the sole placement agent for this transaction and received a placement agent fee equal to 6% of the sale proceeds, or $3,336,000, plus expenses.  In connection with the private placement, we agreed to file a registration statement with the SEC, of which this prospectus forms a part, to register the shares sold in the private placement for resale.

Exchange Listing.  On August 26, 2010, our common stock was accepted for listing on the NYSE Amex, and continues to trade under the symbol “GORO.”

The Offering

Common Stock outstanding before the Offering	52,998,303 shares(1)(2)

Common Stock outstanding after the Offering	52,998,303 shares(1)(2)

Common Stock offered by the Selling Shareholders	3,475,000(3)

Use of Proceeds	We will not receive any proceeds from the sale of common stock by the selling shareholders.

Stock Symbol	“GORO” on the NYSE Amex

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(1)	Excludes 3,520,000 shares of common stock underlying options which are presently exercisable.
(2)	Includes shares to be offered by the selling shareholders.
(3)	Assumes that (i) none of the shares offered by this prospectus have been sold by the Selling Shareholders and (ii) that all of the shares will be sold pursuant to the prospectus.

Risk Factors

An investment in our common stock is subject to a number of risks.  Risk factors relating to our company include a history of operating losses, lack of proven or probable mineral reserves, a limited history of production, dependence on a single property, a royalty on certain production in favor of a third party, volatility in the price of gold and silver, intense competition, the possible need for additional capital, the possibility of uninsured losses, location of our properties in a foreign country and dependence on key personnel.  Risk factors relating to our common stock include market overhang, our limited trading market, limited dividends and volatility of our stock price.  See “RISK FACTORS” for a full discussion of these and other risks.

Summary Financial Data

Pursuant to SEC rules, we are allowed to “incorporate by reference” in this prospectus financial information contained in reports that we file with the SEC.  We refer you to our most recent annual and quarterly reports filed with the SEC to obtain the summary financial data of our company.

RISK FACTORS

Investment in our common stock involves a high degree of risk and could result in a loss of your entire investment.  Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth below.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations.

Risks Relating to Our Company

We have incurred substantial losses since our inception and may never be profitable.  Since our inception in 1998, we have never been profitable, and have reported very limited revenue from operations.  During the fiscal years ended December 31, 2010, 2009 and 2008, we have reported net losses of approximately $23.1 million, $34 million, and $26 million, respectively.  We had an accumulated deficit of approximately $97.9 million as of December 31, 2010.  We expect to continue to incur losses unless and until we generate sufficient revenue from production to fund continuing operations.  There is no assurance we will be profitable for any quarterly or annual period.  Our failure to report profits may adversely affect the price of our common stock and you may lose all or part of your investment.

We have no proven or probable reserves, and any funds spent by us on exploration or development could be lost.  We have not established the presence of any proven or probable mineral reserves, as defined by the SEC, at any of our properties.  In what is known as Industry Guide 7, the SEC has defined a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  Any mineralized material discovered by us should not be considered proven or probable reserves.

In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and then obtain a positive feasibility study.  Exploration is inherently risky, with few properties ultimately proving economically successful.  Establishing reserves also requires a feasibility study demonstrating with reasonable certainty that the deposit can be economically and legally extracted and produced.  We have not completed a feasibility study with regard to all or a portion of any of our properties to date.  The absence of proven or probable reserves makes it more likely that our properties may never be profitable and that the money we have spent on exploration and development may never be recovered.

Since we have no proven or probable reserves, our investment in mineral properties is not reported as an asset in our financial statements which may have a negative impact on the price of our stock.  We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America and have reported substantially all exploration and construction expenditures as expenses until such time, if ever, we are able to establish proven or probable reserves, and expect to continue that practice in the future.  If we are able to establish proven or probable reserves, we would report development expenditures as an asset subject to future amortization using the units-of-production method.  Since it is uncertain when, if ever, we will establish proven or probable reserves, it is uncertain whether we will ever report these types of future expenditures as an asset.  Accordingly, our historical financial statements report fewer assets and greater expenses than would be the case if we had proven or probable reserves, which could have a negative impact on our stock price.

Estimates of mineralized material are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.  Unless otherwise indicated, estimates of mineralized material presented in our press releases and regulatory filings are based upon estimates made by us and our consultants.  When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineralized material on our properties.  Until mineralized material is actually mined and processed, it must be considered an estimate only.  These estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  We cannot assure you that these mineralized material estimates will be accurate or that this mineralized material can be mined or processed profitably.  Any material changes in estimates of mineralized material will affect the economic viability of placing a property into production and such property’s return on capital.  There can be no assurance that minerals recovered in small scale metallurgical tests will be recovered at production scale.

The mineralized material estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove inaccurate.  Extended declines in market prices for gold and silver may render portions of our mineralized material uneconomic and adversely affect the commercial viability of one or more of our properties and could have a material adverse effect on our results of operations or financial condition.

The volatility of the price of gold and silver could adversely affect our future operations and, if warranted, our ability to develop our properties.  The potential for profitability of our operations, the value of our properties and our ability to raise funding to conduct continued exploration and development, if warranted, are directly related to the market price of gold, silver and other precious metals.  The price of gold may also have a significant influence on the market price of our common stock and the value of our properties.  Our decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received.  A decrease in the price of gold and silver may prevent our property from being economically mined or result in the write-off of assets whose value is impaired as a result of lower gold or silver prices.  The price of gold and silver is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, the sale of gold and silver by central banks, and the political and economic conditions of major gold and silver producing countries throughout the world.

The volatility in gold and silver prices is illustrated by the following table, which sets forth for each of the past five calendar years, the average annual market prices in U.S. dollars per ounce of gold and silver based on the daily London P.M. fix, as shown in the table below:

Mineral	2006	2007	2008	2009	2010
Gold	$604.00	$696.00	$872.00	$972.00	$1,225.00
Silver	$11.54	$13.38	$14.99	$14.67	$20.12

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate.  In the event gold prices decline or remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.

We currently do not enter into forward sales, commodity, derivatives or hedging arrangements with respect to our gold production and as a result we are exposed to the impact of any significant decrease in the gold price.  We sell the gold we are producing at the prevailing market price. Currently, we do not enter into forward sales, commodity, derivative or hedging arrangements to establish a price in advance for the sale of future gold production, although we may do so in the future. As a result, we may realize the benefit of any short-term increase in the gold price, but we are not protected against decreases in the gold price, and if the gold price decreases significantly, our revenues may be materially adversely affected.

If we are unable to achieve gold and silver production levels anticipated from our El Aguila Project, our financial condition and results of operation will be adversely affected.  We are proceeding with the processing of the El Aguila open-pit area ore and the development of the La Arista mine at the El Aguila Project based on estimates of mineralized material identified in our drilling program and estimates of gold and silver recovery based on test work developed during our scoping study.  However, risks related to metallurgy are inherent when working with extractable minerals.  Sales of gold and silver, if any, that we realize from future mining activity will be less than anticipated if the mined material does not contain the concentration of gold and silver predicted by our geological exploration.  This risk may be increased since we have not sought or obtained a feasibility study or reserve report with regard to any of our properties.  If sales of gold and silver are less than anticipated, we may not be able to recover our investment in our property and our operations may be adversely affected.  Our inability to realize production based on quarterly or annual projections may adversely affect the price of our common stock and you may lose all or part of your investment.

Our existing production is limited to a single property and our ability to become and remain profitable over the long term will depend on our ability to identify, explore and develop additional properties.  Gold and silver properties are wasting assets.  They eventually become depleted or uneconomical to continue mining.  We do not anticipate that production from our El Aguila open pit mine will extend beyond approximately 12 months from the commencement of commercial production.  Accordingly, our ability to become and remain profitable over the long term depends on our ability to finalize development of the La Arista underground vein and produce mineralization from that mine and/or identify and successfully develop one or more additional properties.  The acquisition of gold and silver properties and their exploration and development are subject to intense competition.  Companies with greater financial resources, larger staff, more experience and more equipment for exploration and development may be in a better position than us to compete for such mineral properties.  If we are unable to find, develop, and economically mine new properties, we most likely will not be profitable on a long term basis and the price of our common stock may suffer.

Our producing property is subject to a lease in favor of a third party which provides for royalties on production.  We lease our El Aguila property from a third party.  Our lease for the El Aguila property provides for a net smelter return royalty of 4% where production is sold in the form of gold/silver dorè and 5% where production is sold in concentrate form.  The requirement to pay royalties to the owner of the concessions at our El Aguila property, including the existing open pit mine and the La Arista underground mine, will reduce our profitability from production of gold or other precious metals.

Since we have a very limited operating history, investors have little basis to evaluate our ability to operate.  We were organized in 1998 and only recently declared commercial production of our first mine.  Our activities to date have been focused on raising financing, exploring our properties and preparing for production at the El Aguila Project.  Our mill at the El Aguila Project was only recently commissioned and we are still in the process of optimizing production from that facility.  We face all of the risks commonly encountered by other businesses that lack an established operating history, including the need for additional capital and personnel, and intense competition.  There is no assurance that our business plan will be successful.

The construction of our underground mine and optimization and continued operation of our mill are subject to all of the risks inherent in construction, start-up and operations.  These risks include potential delays, cost overruns, shortages of material or labor, construction defects, and injuries to persons and property.  We expect to engage a combination of American and Mexican subcontractors and material suppliers in connection with the continued development of the El Aguila Project.  While we anticipate taking all measures which we deem reasonable and prudent in connection with construction of the underground mine and the operation of the mill, there is no assurance that the risks described above will not cause delays or cost overruns in connection with such construction or operation.  Any delays would postpone our anticipated receipt of revenue and adversely affect our operations, which in turn may adversely affect the price of our stock.

Our operations are subject to permitting requirements which could require us to delay, suspend or terminate our operations.  Our operations, including our ongoing exploration drilling program and production plan at the El Aguila Project, require permits from the Mexican government.  If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving future permits, our timetable and business plan will be adversely affected.

Our properties are located in Mexico and are subject to changes in political conditions and regulations in that country.  All of our existing properties are located in Mexico.  In the past, Mexico has been subject to political and social instability, changes and uncertainties which may cause changes to existing government regulations affecting mineral exploration and mining activities.  Our mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing governmental regulations relating to the mining industry or shifts in political conditions that increase the costs related to our activities or maintaining our properties.  Finally, Mexico’s status as a developing country may make it more difficult for us to obtain required financing for our projects.

Our business operations may be adversely affected by social and political unrest in Oaxaca.  Our existing properties are all located in the State of Oaxaca, Mexico.  Oaxaca City, the capital of the State of Oaxaca, experienced a period of social and political unrest in 2006.  Certain civilian groups seeking political reform staged protests and demonstrations in various locations in Oaxaca City, including schools, government offices and major roadways.  Our business operations could be negatively impacted if Oaxaca or other areas of Mexico experiences another similar event.  Our exploration and development program may be interrupted if we are unable to hire qualified personnel or if we are denied access to the site where our property is located.  We may also be required to make additional expenditures to provide increased security in order to protect property or personnel located at our exploration and construction sites.  Significant delays in exploration or increases in expenditures will likely have a material adverse effect on our financial condition and results of operations.

Changes in legislation affecting the mining industry could significantly affect our operations.  As in other countries, legislation has been introduced in Mexico which would impose a royalty on production from mineral properties.  In the event any such legislation was successfully passed and signed into law, it could significantly and adversely affect our results of operations.

We do not insure against all of the risks to which we may be subject in our operations.  While we currently maintain insurance against general commercial liability claims and the physical assets at our El Aguila Project, we do not maintain insurance to cover all of the potential risks associated with our operations.  We might be subject to liability for environmental, pollution or other hazards associated with mineral exploration and development, which risks may not be insured against, which may exceed the limits of our insurance coverage, or which we may elect not to insure against because of premium costs or other reasons.  We may also not be insured against interruptions to our operations.  Losses from these or other events may cause us to incur significant costs which could materially adversely affect our financial condition and our ability to fund activities on our property.  A significant loss could force us to reduce or terminate our operations.

Our ability to develop our property is subject to the rights of the Ejido (local inhabitants) to use the surface for agricultural purposes.  Our ability to mine minerals is subject to maintaining satisfactory arrangements with the Ejido for access and surface disturbances.  Ejidos are groups of local inhabitants who were granted rights to conduct agricultural activities on the property.  We must negotiate and maintain a satisfactory arrangement with these residents in order to disturb or discontinue their rights to farm.  While we have successfully negotiated and signed such agreements related to the El Aguila Project, our inability to maintain these agreements or consummate similar agreements for new projects could impair or impede our ability to successfully mine the properties.

Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete.  Competition in the mining industry for desirable properties, investment capital and personnel is intense.  Numerous companies headquartered in the United States, Canada and elsewhere throughout the world compete for properties on a global basis.  We are an insignificant participant in the gold mining industry due to our limited financial and personnel resources.  We presently operate with a limited number of personnel and we anticipate that we will compete with other companies in our industry to hire additional qualified personnel which will be required to successfully operate our mine and mill site.  We may be unable to attract the necessary investment capital or personnel to fully explore and if warranted, develop our properties and be unable to acquire other desirable properties.

We may require significant additional capital to fund our business plan.  We will be required to expend significant funds to determine if proven and probable mineral reserves exist at any of our properties, to continue exploration and if warranted, develop our existing properties and to identify and acquire additional properties to diversify our property portfolio.  We have spent and will be required to continue to expend significant amounts of capital for drilling, geological and geochemical analysis, assaying and feasibility studies with regard to the results of our exploration.  We may not benefit from these investments if we are unable to identify commercially exploitable mineralized material.  If we do locate commercially mineable material or decide to put additional properties into production, we may be required to upgrade our milling facility at the El Aguila project or construct new facilities.

Our ability to obtain necessary funding for these purposes, in turn, depends upon a number of factors, including the status of the national and worldwide economy and the price of gold and other precious metals.  Capital markets worldwide have been adversely affected by substantial losses by financial institutions, in turn caused by investments in asset-backed securities.  We may not be successful in obtaining the required financing, or if we can obtain such financing, such financing may not be on terms that are favorable to us.  Failure to obtain such additional financing could result in delay or indefinite postponement of further mining operations or exploration and development and the possible partial or total loss of our potential interest in our properties.

Since most of our expenses are paid in Mexican pesos, and we sell our production in United States dollars, we are subject to adverse changes in currency values that may adversely affect our results of operation.  Our operations in the future could be affected by changes in the value of the Mexican peso against the United States dollar.  The appreciation of non-US dollar currencies such as the peso against the US dollar increases expenses and the cost of purchasing capital assets in US dollar terms in Mexico, which can adversely impact our operating results and cash flows.  Conversely, depreciation of non-US dollar currencies usually decreases operating costs and capital asset purchases in US dollar terms.  The value of cash and cash equivalents denominated in foreign currencies also fluctuates with changes in currency exchange rates.

Our activities are subject to significant environmental regulations, which could raise the cost of doing business or adversely affect our ability to develop our properties.  Our mining operations are subject to environmental regulation by SEMARNAT, the environmental protection agency of Mexico.  Regulations governing development of new projects or significant changes to existing projects require that an environmental impact statement, known in Mexico as a Manifiestacion de Impacto Ambiental, be prepared by a third party contractor for submission to SEMARNAT.  Studies required to support this impact statement include a detailed analysis of many subject areas, including soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  We may also be required to submit proof of local community support for a project to obtain final approval.  If an environmental impact statement is adverse or if we cannot obtain community support, our ability to develop our properties could be adversely affected.  Significant environmental legislation exists in Mexico, including fines and penalties for spills, release of emissions into the air, seepage and other environmental damage, which fines or penalties could adversely affect our financial condition or results of operation.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.  Exploration for and the production of minerals is highly speculative and involves greater risk than many other businesses.  Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined.  Our operations are, and any future development or mining operations we may conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and development of mineral properties, such as, but not limited to:

•	Economically insufficient mineralized material;
•	Fluctuation in production costs that make mining uneconomical;
•	Labor disputes;
•	Unanticipated variations in grade and other geologic problems;
•	Environmental hazards;
•	Water conditions;
•	Difficult surface or underground conditions;
•	Industrial accidents;
•	Metallurgic and other processing problems;
•	Mechanical and equipment performance problems;
•	Failure of pit walls or dams;
•	Unusual or unexpected rock formations;
•	Personal injury, fire, flooding, cave-ins and landslides; and
•	Decrease in the value of mineralized material due to lower gold and silver prices.

Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues and production dates.  We currently have limited insurance to guard against some of these risks.  If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a writedown of our investment in these interests.  All of these factors may result in losses in relation to amounts spent which are not recoverable, or result in additional expenses.

We depend upon a limited number of personnel and the loss of any of these individuals could adversely affect our business.  If any of our current executive employees were to die, become disabled or leave our company, we would be forced to identify and retain individuals to replace them.  Messrs. William, David and Jason Reid and Mr. Juan Manuel Flores are our critical employees at this time.  There is no assurance that we can find suitable individuals to replace them or to add to our employee base if that becomes necessary.  We are entirely dependent on these individuals as our critical personnel at this time.  We have no life insurance on any individual, and we may be unable to hire a suitable replacement for them on favorable terms, should that become necessary.

In the event of a dispute regarding title to our property or any facet of our operations, it will likely be necessary for us to resolve the dispute in Mexico, where we would be faced with unfamiliar laws and procedures.  The resolution of disputes in foreign countries can be costly and time consuming, similar to the situation in the United States.  However, in a foreign country, we face the additional burden of understanding unfamiliar laws and procedures.  We may not be entitled to a jury trial, as we might be in the United States.  Further, to litigate in any foreign country, we would be faced with the necessity of hiring lawyers and other professionals who are familiar with the foreign laws.  For these reasons, we may incur unforeseen losses if we are forced to resolve a dispute in Mexico or any other foreign country.

We are required to annually evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have a material adverse effect on the price of our common stock.  Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on internal control over financial reporting.  Such a report must contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management.  In addition, our evaluation of the effectiveness of our internal controls will be subject to an annual audit by our independent registered public accounting firm and there is no assurance that they will agree with our assessment.  If we are unable to maintain and to assert that our internal control over financial reporting is effective, or if we disclose material weaknesses in our internal control over financial reporting, or if our independent registered public accounting firm does not agree with our assessment, investors could lose confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price and you may lose all or a part of your investment.

The laws of the State of Colorado and our Articles of Incorporation may protect our directors from certain types of lawsuits.  The laws of the State of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the company.  Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law.  The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances.  The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Risks Related to Our Common Stock

Our stock price may be volatile and as a result you could lose all or part of your investment.  In addition to volatility associated with equity securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

•	Changes in the worldwide prices for gold and silver;
•	Disappointing results from our exploration or production efforts;
•	Producing at rates lower than those targeted;
•	Failure to meet our revenue or profit goals or operating budget;
•	Decline in demand for our common stock;
•	Downward revisions in securities analysts' estimates or changes in general market conditions;
•	Technological innovations by competitors or in competing technologies;
•	Investor perception of our industry or our prospects; and
•	General economic trends.

In the last 12 months, the price of our common stock has ranged from a low of $9.80 to a high of $30.75.  In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile.  These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock.  As a result, you may be unable to resell their shares at a fair price.

The sale of our common stock by the selling shareholders may depress the price of our common stock due to the limited trading market which exists.  Due to a number of factors, including our stage of development and the historical trading of our common stock in the over-the-counter securities market, the trading volume in our common stock has been limited.  Trading over the last 90 days has averaged approximately 225,000 shares per day.  As a result, the sale of a significant amount of common stock by the selling shareholders may depress the price of our common stock.  As a result, you may lose all or a part of your investment.

A small number of existing shareholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any shareholder vote.  Our executive officers and directors beneficially own approximately 18% of our common stock and our largest shareholder owns approximately 28% of our common stock as of May 3, 2011.  Under our Articles of Incorporation and Colorado law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action.  As a result, this group may be able to influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions.  We have no existing agreements or plans for mergers or other corporate transactions that would require a shareholder vote at this time.  However, shareholders should be aware that they may have limited ability to influence the outcome of any vote in the future.

We are subject to the Continued Listing Criteria of the NYSE Amex and our failure to satisfy these criteria may result in delisting of our common stock.  Our common stock is currently listed on the NYSE Amex.  In order to maintain the listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders.  In addition to objective standards, the NYSE Amex may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE Amex inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the NYSE Amex’s listing requirements; if an issuer’s common stock sells at what the NYSE Amex considers a “low selling price” and the issuer fails to correct this via a reverse split of shares after notification by the NYSE Amex; or if any other event occurs or any condition exists which makes continued listing on the NYSE Amex, in its opinion, inadvisable.

If the NYSE Amex delists our common stock, you may face material adverse consequences, including, but not limited to, a lack of trading market for our securities, reduced liquidity, decreased analyst coverage of our securities, and an inability for us to obtain additional financing to fund our operations.

Issuances of our stock in the future could dilute existing shareholders and adversely affect the market price of our common stock.  We have the authority to issue up to 100,000,000 shares of common stock, 5,000,000 shares of preferred stock, and also to issue options and warrants to purchase shares of our common stock without stockholder approval.  As of May 3, 2011, there were 52,998,303 shares of common stock outstanding.  Future issuances of our securities could be at values substantially below the price paid for our common stock by our current shareholders.  In addition, we can issue blocks of our common stock in amounts up to 20% of the then outstanding shares without further shareholder approval.  Because we experience lower trading volume in our common stock than many of our larger peers, the issuance of a significant amount of our common stock may have a disproportionately large impact on its share price compared to larger companies.

Past payments of dividends on our common stock are not indictors of future payments of dividends. As of May 3, 2011, we have declared ten special cash dividends on our common stock.  However, our ability to pay dividends in the future will depend on a number of factors, including our ability to generate cash flow from operations.  Further, a portion of our cash flow will likely be retained to finance our operations.  We do not have a formal dividend program and any future dividends will depend upon our cash flow, our then-existing financial requirements and other factors, and will be declared at the discretion of our Board of Directors.

Forward-Looking Statements

This prospectus and the documents incorporated herein by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning our future business plans and strategies, the proposed exploration and development of our property, the receipt of working capital, future revenues and other statements that are not historical in nature. In this prospectus, forward-looking statements are often identified by the words “anticipate,” “plan,” “believe,” “expect,” “estimate,” and the like. These forward-looking statements reflect our current beliefs, expectations and opinions with respect to future events, and involve future risks and uncertainties which could cause actual results to differ materially from those expressed or implied.

In addition to the specific factors identified under “RISK FACTORS” above, other uncertainties that could affect the accuracy of forward-looking statements include:

•   decisions of foreign countries and banks within those countries;
•   technological changes in the mining industry;
•   our costs;
•   the level of demand for our products;
•   changes in our business strategy;
•   interpretation of drill hole results and the geology, grade and continuity of mineralization;
•   the uncertainty of reserve estimates and timing of development expenditures; and
•   commodity price fluctuations.

This list, together with the factors identified under “RISK FACTORS,” is not exhaustive of the factors that may affect any of our forward-looking statements. You should read this prospectus and the documents incorporated herein by reference completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs, expectations and opinions only as of the date of this prospectus. We do not intend to update these forward looking statements except as required by law. We qualify all of our forward-looking statements by these cautionary statements.

Prospective investors are urged not to put undue reliance on forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock the Selling Shareholders.

SELLING SHAREHOLDERS

On behalf of certain of our shareholders, we have agreed to file a registration statement with the SEC covering the resale of our common stock as described in the table below.  We have also agreed to use our best efforts to keep the registration statement effective and update the prospectus until the securities owned by the selling shareholders have been sold or may be sold without registration or prospectus delivery requirements under the Securities Act of 1933, as amended, which we refer to as the Securities Act. We will pay the costs and fees of registering the shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The registration statement which we have filed with the SEC, of which this prospectus forms a part, covers the resale of our common stock by the selling shareholders from time to time under Rule 415 of the Securities Act. Our agreement with the selling shareholders is designed to provide those shareholders some liquidity in their ownership of common stock and to permit secondary public trading of those securities. The selling shareholders may offer our securities covered under this prospectus for resale from time to time. The selling shareholders may also sell, transfer or otherwise dispose of all or a portion of our securities in transactions exempt from the registration requirements of the Securities Act. (See “PLAN OF DISTRIBUTION”).

The table below presents information as of the date of this prospectus regarding the selling shareholders and our common stock that the selling shareholders may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by those shareholders. Although we have assumed, for purposes of the table below, that the selling shareholders will sell all of the securities offered by this prospectus, because they may offer all or some of the securities in transactions covered by this prospectus or in another manner, no assurance can be given as to the actual number of shares that will be resold by the selling shareholders. Information covering the selling shareholders may change from time to time, and changed information will be presented in a supplement to this prospectus if and when required. If we are advised of a change in selling shareholders and the new selling shareholders, any pledges, donees or transferees wish to rely upon this prospectus in the resale of their shares, we will file an amendment to the registration statement of which this prospectus is a part, if required.  Except as described above, there are no agreements, arrangements or understandings with respect to resale of any of the securities covered by this prospectus.

			Shares Owned After Offering(1)
Name of Selling Shareholder	Number of Shares Owned Prior to the Offering	Number of Shares to be Offered	Number (#)	Percent (%)

Advanced Series Trust, solely on behalf of AST Academic Strategies Asset Allocation Portfolio(2)	9,000	9,000	0	*
AQR Funds - AQR Diversified Arbitrage Fund (2)	72,500	72,500	0	*
AQR Opportunistic Premium Offshore Fund, L.P. (2)	11,000	11,000	0	*
AQR Delta Sapphire Fund, L.P. (2)	11,000	11,000	0	*
CNH Diversified Opportunities Master Account, L.P. (2)	7,000	7,000	0	*
AQR Absolute Return Master Account, L.P. (2)	5,000	5,000	0	*
AQR Delta Master Account, L.P. (2)	72,000	72,000	0	*
Iroquois Master Fund, Ltd. (3)	187,500	187,500	0	*
Tocqueville Gold Fund(4)	4,908,976	1,500,000	3,408,976	6.4
Franklin Gold & Precious Metals Fund(5)(6)	1,000,000	1,000,000	0	*
BGF World Gold Fund(7)	1,366,437	360,000	1,006,437	1.9
Blackrock Gold & General Fund(7)	736,573	240,000	496,573	*
TOTAL:		3,475,000

*	Less than 1%
(1)	Assumes that all of the shares offered hereby are sold, of which there is no assurance.
(2)	The selling shareholders have identified Todd Pulvino as the individual with the power to vote and dispose of these shares.
(3)
Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd (“IMF”).  Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF.  As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF.  As a result of the foregoing, Messrs. Silverman and Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF. Notwithstanding the foregoing, Messrs. Silverman and Abbe disclaim such beneficial ownership.

(4)
Tocqueville Asset Management, LP is a selling shareholder on behalf of certain discretionary investment management account clients. The selling shareholder has been identified as John Hathaway, the portfolio manager for such accounts, as the individual with the power to vote and dispose of these shares.

(5)	Excludes shares owned by an affiliate of the selling shareholder, of which it disclaims beneficial ownership.
(6)	The selling shareholder has identified Steve Land as the individual with the power to vote and dispose of these shares.
(7)	The selling shareholder has been identified as Evy Hambro as the individual with the power to vote and dispose of these shares.

Except as otherwise noted in the table above and to the best of our knowledge, the selling shareholders are not associated with or affiliates of United States broker-dealers, and at the time of purchase the selling shareholders purchased the securities in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any persons to distribute or dispose of the securities.  Unless otherwise stated, none of the selling shareholders have any relationship to our company, except as a shareholder.

PLAN OF DISTRIBUTION

The selling shareholders and their pledgees, donees, transferees or other successors in interest may offer the shares of our common stock from time to time after the date of this prospectus and will determine the time, manner and size of each sale on the NYSE Amex, in market transactions, in negotiated transactions or otherwise.  The shares may be offered at prices prevailing in the market or at privately negotiated prices.  The selling shareholders may negotiate, and may pay, brokers or dealers commissions, discounts or concessions for their services.  In effecting sales, brokers or dealers engaged by the selling shareholders may allow other brokers or dealers to participate.  However, the selling shareholders and any brokers or dealers involved in the sale or resale of the shares may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the brokers’ or dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act.

The methods by which the selling shareholders may sell the shares of our common stock include:

•	A block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block, as principal, in order to facilitate the transaction;
•	Sales to a broker or dealer, as principal, in a market maker capacity or otherwise and resale by the broker or dealer for its account;
•	Ordinary brokerage transactions and transactions in which a broker solicits purchases;
•	Privately negotiated transactions;
•	Short sales;
•	Any combination of these methods of sale; or
•	Any other legal method.

In addition to selling their shares under this prospectus, the selling shareholders may transfer their shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer, or sell their shares under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.  Any selling shareholder who uses this prospectus to sell his shares will be subject to the prospectus delivery requirements of the Securities Act.

Regulation M under the Securities Exchange Act of 1934, which we refer to as the Exchange Act, provides that during the period that any person is engaged in the distribution of our shares of common stock, as defined in Regulation M, such person generally may not purchase our common stock.  The selling shareholders are subject to these restrictions, which may limit the timing of purchases and sales of our common stock by the selling shareholders.  This may affect the marketability of our common stock.

The selling shareholders may use agents to sell the shares.  If this happens, the agents may receive discounts or commissions.  The selling shareholders do not expect these discounts and commissions to exceed what is customary for the type of transaction involved. If required, a supplement to this prospectus will set forth the applicable commission or discount, if any, and the names of any underwriters, brokers, dealers or agents involved in the sale of the shares.  The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of our common stock offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of shares by them and any discounts, commissions, concessions or other compensation received by them may be deemed to be underwriting discounts and commissions under the Securities Act.  The selling shareholders may agree to indemnify any broker or dealer or agent against certain liabilities relating to the selling of the shares, including liabilities arising under the Securities Act.

Upon notification by the selling shareholders that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the material terms of the transaction.

DESCRIPTION OF CAPITAL STOCK

For a full description of our capital stock, please see the documents identified in the section “INCORPORATION BY REFERENCE” in this prospectus.  As of the date of this prospectus, we are authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock.  On May 3, 2011, we had 52,998,303 shares of common stock issued and outstanding, and no shares of preferred stock outstanding.

LEGAL MATTERS

We have been advised on the legality of the shares included in this prospectus by Dufford & Brown, P.C., of Denver, Colorado.

EXPERTS

Our financial statements as of December 31, 2010 and for the three years then ended incorporated by reference in this prospectus have been incorporated in reliance on the reports of StarkSchenkein, LLP (formerly Stark Winter Schenkein & Co., LLP), our independent registered public accounting firm.  These financial statements have been incorporated on the authority of this firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

As a reporting company with securities registered under the Exchange Act, we file periodic reports, proxy statements and other documents with the SEC.  You may read and copy any document we file at the SEC’s Public Reference Rooms at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms.  You can also obtain copies of our SEC filings by going to the SEC's website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 and a post-effective amendment on Form S-3 to register the shares of our common stock.  This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information set forth in the registration statement.  For further information about us or our common stock, you may refer to the registration statement and to the exhibits filed as part of the registration statement.  The description of all agreements or the terms of those agreements contained in this prospectus are specifically qualified by reference to the agreements, filed or incorporated by reference in the registration statement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC.  The information incorporated by reference is considered to be a part of this prospectus, and the information we file later with the SEC will automatically update and supersede the information filed earlier. We incorporate by reference the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and until the offering of the securities covered by this prospectus is completed; provided, however, that we are not incorporating by reference any additional documents or information furnished and not filed with the SEC:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2010, filed with the SEC on March 15, 2011;
•	our Current Report on Form 8-K filed with the SEC on April 12, 2011; and
•	the description of our common stock as set forth in our Registration Statement on Form 8-A filed with the SEC on August 25, 2010 (File No. 001-34857).

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

Upon the written or oral request of any person to whom a copy of this prospectus is delivered, including any beneficial owner, we will provide at no cost a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Jason Reid, President
Gold Resource Corporation
2886 Carriage Manor Point
Colorado Springs, Colorado 80906
Telephone: (303) 320-7708
E-mail: jasonreid@goldresourcecorp.com

You may also access the documents incorporated by reference in this prospectus through our website at www.goldresourcecorp.com.  Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

 You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.
		3,475,000 Shares GOLD RESOURCE CORPORATION

		Common Stock

		___________________

TABLE OF CONTENTS
		PROSPECTUS
Prospectus Summary	1
Risk Factors	3	____________________
Use of Proceeds	11
Selling Shareholders	11
Plan of Distribution	12
Description of Capital Stock	14
Legal Matters	14
Experts	14
Where You Can Find More Information	14
Incorporation by Reference	15
About This Prospectus	Back Cover
		May 4, 2011